Exhibit 99.1

Gold Fields Limited
Incorporated in the Republic of South Africa
(Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN:ZAE000018123
("Gold Fields" or the "Company")

RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 21 MAY 2026

Shareholders are advised that all resolutions were passed by the requisite majority of votes at the hybrid Annual General Meeting ("AGM") of Gold Fields, held at 14:00 on Thursday, 21 May 2026, online and in-person at 150 Helen Road, Sandown, Sandton. In line with recommended practice, a poll was conducted on each resolution during the meeting.

Details of the results of the voting are as follows:

Total issued share capital: **895 024 247**

Total number of shares present/represented including proxies at the meeting: **778 398 180**
being **86,97%** of the total votable shares

Ordinary resolutions		% of votes for the resolution	% of votes against the resolution	Number of shares voted	% of shares voted	% of shares abstained
1.	**ORDINARY RESOLUTION – REAPPOINTMENT OF AUDITORS**					
	Reappointment of PwC as the auditors of the Company	99.47%	0.53%	778,293,588	86.96%	0.01%
2.	**ORDINARY RESOLUTIONS ELECTION AND RE-ELECTION OF DIRECTORS**					
2.1.	Election of director – Mr. JF MacKenzie	99.46%	0.54%	778,314,582	86.96%	0.01%
2.2.	Election of director – Mr. MI Rawlinson	99.91%	0.09%	778,302,331	86.96%	0.01%
2.3.	Re-election of director – Mr. TP Goodlace	77.37%	22.63%	778,314,624	86,96%	0.01%
2.4.	Re-election of director – Ms. PG Sibiya	99.89%	0.11%	778,301,210	86.96%	0.01%
3.	**ORDINARY RESOLUTIONS – ELECTION OF AUDIT COMMITTEE MEMBERS**					
3.1.	Election of a member of the Audit Committee – Ms. PG Sibiya (Chair)	98.90%	1.10%	778,280,988	86.96%	0.01%
3.2.	Election of a member of the Audit Committee – Mr. MI Rawlinson	99.95%	0.05%	778,291,609	86.96%	0.01%
3.3.	Election of a member of the Audit Committee – Ms. ZBM Bassa	98.77%	1.23%	778,280,991	86.96%	0.01%
3.4.	Election of a member of the Audit Committee – CAT Smit	99.94%	0.06%	778,288,126	86.96%	0.01%
4.	**ORDINARY RESOLUTIONS – ELECTION OF SOCIAL, ETHICS AND TRANSFORMATION ("SET") COMMITTEE MEMBERS**					
4.1.	Election of a member of the SET Committee – Ms. MC Bitar (Chair)	99.86%	0.14%	778,224,496	86.95%	0.02%
4.2.	Election of a member of the SET	99.08%	0.92%	778,233,352	86.95%	0.02%

Ordinary resolutions		% of votes for the resolution	% of votes against the resolution	Number of shares voted	% of shares voted	% of shares abstained
	Committee - Mr. A Andani					
4.3.	Election of a member of the SET Committee - Mr. MJ Fraser	99.94%	0.06%	778,233,903	86.95%	0.02%
4.4.	Election of a member of the SET Committee - Ms. SL McCrae	99.97%	0.03%	778,238,766	86.95%	0.02%
4.5.	Election of a member of the SET Committee - Mr. CAT Smit	99.93%	0.07%	778,233,867	86.95%	0.02%
5.	**ORDINARY RESOLUTIONS - ADVISORY ENDORSEMENTS OF REMUNERATION POLICY AND REMUNERATION IMPLEMENTATION REPORT**					
5.1.	Advisory endorsement of the Remuneration Policy	91.49%	8.51%	778,265,689	86.95%	0.01%
5.2.	Advisory endorsement of the Remuneration Implementation Report	96.85%	3.15%	777,991,495	86.92%	0.05%
6.	**ORDINARY RESOLUTION - APPROVAL FOR THE ISSUING OF EQUITY SECURITIES FOR CASH**					
	Approval for the issuing of equity securities for cash	96.07%	3.93%	778,300,161	86.96%	0.01%
7.	**ORDINARY RESOLUTION - AUTHORITY TO IMPLEMENT THE RESOLUTIONS**					
	Authority to implement the resolutions	99.97%	0.03%	778,296,107	86.96%	0.01%

Special Resolutions		% of votes for the resolution	%of votes against the resolution	Number of shares voted	% of shares voted	% of shares abstained
1.	**SPECIAL RESOLUTIONS FOR THE REMUNERATION OF NON-EXECUTIVE DIRECTORS**					
1.1.	Chairperson of the Board (all-inclusive fee)	99.85%	0.15%	778,274,318	86.96%	0.01%
1.2.	Lead Independent Director of the Board (all-inclusive fee)	99.46%	0.54%	778,263,455	86.95%	0.02%
1.3.	Members of the Board (excluding the Chairperson and Lead Independent Director of the Board)	99.11%	0.89%	778,259,135	86.95%	0.02%
1.4.	Chairperson of the Audit Committee	99.89%	0.11%	778,257,736	86.95%	0.02%
1.5.	Chairpersons of the Nomination and Governance Committee, Remuneration Committee, Risk Committee, SET Committee, SHSD Committee, Strategy and Investment Committee and Technical Committee	99.89%	0.11%	778,252,501	86.95%	0.02%
1.6.	Members of the Audit Committee (excluding the Chairperson of the Audit Committee and Lead Independent Director of the Board)	99.89%	0.11%	778,253,940	86.95%	0.02%
1.7.	Members of the Nomination and Governance Committee, Remuneration Committee, Risk Committee, SET Committee, SHSD Committee, Strategy and Investment Committee and	99.89%	0.11%	778,251,066	86.95%	0.02%

Special Resolutions % of votes for the resolution %of votes against the resolution Number of shares voted % of shares voted % of shares abstained Technical Committee (excluding the Chairpersons of these Committees, and Chairperson and Lead Independent Director of the Board) 2. SPECIAL RESOLUTION – ACQUISITION OF THE COMPANY’S OWN SHARES Acquisition of the Company’s own shares 99.80% 0.20% 778,264,215 86.95% 0.01% 3. SPECIAL RESOLUTION – AMENDMENTS TO THE COMPANY’S MOI Amendments to the Company’s MoI 99.73% 0.27% 778,218,003 86.95% 0.02 4. SPECIAL RESOLUTION – APPROVAL FOR THE COMPANY TO GRANT INTER-GROUP FINANCIAL ASSISTANCE IN TERMS OF SECTIONS 44 AND 45 OF THE COMPANIES ACT Approval for the Company to grant inter-Group financial assistance in terms of sections 44 and 45 of the Companies Act 99.61% 0.39% 778,243,795 86.95% 0.02% 21 May 2026 Sponsor J.P. Morgan Equities South Africa (Pty) Ltd